UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-25287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tower Financial 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tower Financial Corporation

116 East Berry Street

Fort Wayne, Indiana 46802

TOWER FINANCIAL 401(k) PLAN

Fort Wayne, Indiana

FINANCIAL STATEMENTS

December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Oversight Committee and Plan Administrator

Tower Financial 401(k) Plan

Fort Wayne, Indiana

We have audited the accompanying statements of net assets available for benefits of Tower Financial 401(k) Plan (Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tower Financial 401(k) Plan (Plan) as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Fort Wayne, Indiana

June 25, 2013

TOWER FINANCIAL 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

ASSETS	2012	2011

Investments, at fair value (Note 4)	$4,541,106	$3,503,672
Notes receivable from participants	84,842	37,007

Total assets	4,625,948	3,540,679

LIABILITIES

Return of excess contributions	-	6,943

Net assets, reflecting all investments at fair value	4,625,948	3,533,736

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,906	7,366

NET ASSETS AVAILABLE FOR BENEFITS	$4,635,854	$3,541,102

See accompanying notes to financial statements.

2.

TOWER FINANCIAL 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2012

Additions
Investment income
Net appreciation in fair value of investments	$719,955
Dividend and interest income on investments	140,147

Net investment income	860,102

Interest on notes receivable from participants	3,462

Contributions
Employee	442,606
Employer	138,751
Rollover	17,136

Total contributions	598,493

Total additions	1,462,057

Deductions
Benefits paid to participants	331,381
Administrative expenses	35,924

Total deductions	367,305

Net Increase	1,094,752

Net Assets Available for Benefits, Beginning of Year	3,541,102

Net Assets Available for Benefits, End of Year	$4,635,854

See accompanying notes to financial statements.

3.

TOWER FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Tower Financial 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the “Corporation") and its subsidiaries, Tower Bank & Trust Company and Tower Trust Company. An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1 following attainment of age 18 and completion of two months of service.

The Plan was adopted March 1, 1999. The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Principal Trust Company is the custodian of the Plan. Effective October 1, 2009, the Plan adopted a custom plan sponsored by Principal Financial Group. The terms are substantially the same as the prototype plan; however, the Corporation is now able to change the employer’s discretionary match on a periodic basis rather than on an annual basis limited by the prototype plan.

Participant Accounts: Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation’s contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions: Each year, participants may contribute a specified portion of their pretax annual compensation to the Plan, subject to certain limitations set forth by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation. From January 1, 2011 through June 30, 2011 the Corporation matched up to 25 percent of the first 4 percent contributed by the participant. Effective July 1, 2011, the Corporation increased the match to 50 percent of the first 4 percent. As of October 1, 2012, the Corporation increased the match to 50 percent of the first 6 percent. Additional profit sharing amounts may be contributed at the option of the Corporation’s Board of Directors. Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers 23 funds and Tower Financial Corporation stock, as investment options for participants. Forfeited nonvested accounts are used to reduce the employer matching contributions. As of December 31, 2012 and 2011, forfeited accounts totaled $245 and $157, respectively that are available to pay Plan expenses then reduce employer-matching contributions. Terminated participants rehired within one-year of termination are eligible to buy back their portion of nonvested matching contributions. There were no buy backs in 2011 or 2012.

Retirement, Death and Disability: A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

(Continued)

4.

TOWER FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account. In addition, the Plan allows for withdrawals of the vested account balance resulting from rollover contributions at any time. A participant who has attained age 59½ may withdraw vested account balances resulting from participant or employer contributions at any time after age 59½. The Plan also allows for hardship distributions of balances resulting from participant contributions. Distributions are made in cash.

Notes Receivable from Participants: Participants may borrow from their fund accounts. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.

Administrative Expenses: All expenses of administration may be paid by the Corporation or the Plan, at the Corporation’s discretion.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles, which significantly affect the determination of net assets and changes in net assets, are summarized below.

Basis of Accounting: The accounting practices and principles followed by the Plan and the methods of applying those principles conform to accounting principles generally accepted in United States of America under the accrual basis.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value (see Note 4). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract (Note 10).

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid balance plus any accrued interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants account balances.

Payment of Benefits: Benefits paid to participants are recorded when paid.

5.

TOWER FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options including any combination of mutual funds, stocks and an investment contract. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants individual account balances.

Concentration of Credit Risk: At December 31, 2012 and 2011, approximately 34% and 29%, respectively, of the Plan’s investments were invested in Tower Financial Corporation common stock.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of termination, participants will become 100% vested in their accounts.

NOTE 4 - FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

6.

TOWER FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 4 - FAIR VALUE (Continued)

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012 and 2011:

	Fair Value Measurements At December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Mutual Funds
Balanced	$855,605	$-	$-
Fixed Income	298,574	-	-
Equity	1,642,573	-	-
Company Common Stock	1,556,131	-	-
Investment Contract	-	-	188,223

Investments	$4,352,883	$-	$188,223

	Fair Value Measurements At December 31, 2011 Using
	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Mutual Funds
Balanced	$696,131	$-	$-
Fixed Income	268,112	-	-
Equity	1,382,818	-	-
Company Common Stock	1,016,647	-	-
Investment Contract	-	-	139,964

Investments	$3,363,708	$-	$139,964

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2012. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

7.

TOWER FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 4 - FAIR VALUE (Continued)

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Company common stock: The fair value of Tower Financial Corporation common stock is determined by obtaining a quoted price from a nationally recognized exchange (Level 1 input).

Investment contract: The fair value of the Plan’s investment contract is estimated based upon the surrender value of the contract, as determined by the contract’s termination provisions since the contract is not transferable (Level 3 input). There are no limitations on participant initiated transactions. Conditions under which distributions from the contract would be payable at amounts below contract value are discussed in more detail in Note 10.

Fair value determinations for Level 3 measurements of securities are the responsibility of the Finance Department. The finance office contracts with a pricing specialist to generate fair value estimates on a quarterly basis. The Finance Department challenges the reasonableness of the assumptions used and reviews the methodology to ensure the estimated fair value complies with accounting standards generally accepted in the United States.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2012.

Level 3 Reconciliation

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2012, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Investment Contract

Beginning balance, January 1, 2012	$139,964
Earnings on investment contracts held at the end of year	4,933
Change in adjustment from fair value to contract value of fully benefit-responsive investment contract	(2,540)
Purchases	241,556
Sales and settlements	(195,690)

Ending balance, December 31, 2012	$188,223

8.

TOWER FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 4 - FAIR VALUE (Continued)

Unrealized depreciation of the fully benefit-responsive investment contract is reported as a decrease in Plan investments and as an offsetting increase in the adjustment from fair value to contract value reported in the 2012 statement of net assets available for benefits, with no effect on the 2012 change in net assets available for benefits.

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

	Fair Value at 12/31/12	Valuation Technique	Unobservable Inputs	Range (Weighted Average)

Investment contract	$188,223	Discounted cash flow	Contractual interest rate	2.35%-2.70%

NOTE 5 - INVESTMENTS

The following presents investments held by the Plan:

	December 31,
	2012	2011

Mutual Funds
Am Cent Intnl Bond Adv Fund,4,052 and 4,039 units, respectively	$59,037	$57,520
Am Fds EuroPacific Grth R4 Fund, 5,125 and 4,559 units, respectively	207,474	157,521
Calvert Soc Inv Bond A Fund, 12,740 and 12,175 units, respectively*	207,910	192,128
Davis New York Venture R Fund, 7,508 and 6,768 units, respectively*	261,787	220,499
Lord Abbett SmallCap Bld P Fund, 12,451 and 11,596 units, respectively	206,680	172,428
Principal Core Plus Bond I R5 Fund, 2,801 and 1,699 units, respectively	31,627	18,464
Prin Inv LfTm Str Inc R5 Fund, 2,537 and 2,094 units, respectively	28,818	22,304
Prin Inv LifeTime 2010 R5 Fund, 3,656 and 4,122 units, respectively	43,870	45,257
Prin Inv LifeTime 2020 R5 Fund, 22,242 and 19,322 units, respectively*	279,804	216,984
Prin Inv LifeTime 2030 R5 Fund, 23,515 and 20,609 units, respectively*	293,943	227,931
Prin Inv LifeTime 2040 R5 Fund, 4,854 and 4,988 units, respectively	61,549	55,420
Prin Inv LifeTime 2050 R5 Fund, 10,612 and 8,804 units, respectively	129,359	93,412
Prin Inv MidCap Blend R5 Fund, 11,227 and 11,144 units, respectively	175,034	149,886
Prin Inv Real Est Sec R5 Fund, 5,568 and 4,641 units, respectively	109,689	79,090
Prin Intl Emerg Mkts R5 Fund, 5,872 and 5,740 units, respectively	152,202	125,028
Prin Inv MidCap S&P 400 Idx R5 Fund, 8,417 and 8,243 units, respectively	126,509	110,045
Prin Inv LargeCap S&P 500 Idx R5 Fund, 28,850 and 30,413 units, respectively*	291,092	270,379
Prin Inv SmallCap S&P 600 Idx R5 Fund, 6,047 and 6,050 units, respectively	112,106	97,942
Prin Lifetime 2025 R5 Fund, 402 and 351 units, respectively	4,023	3,188
Prin Lifetime 2035 R5 Fund, 1,022 and 0 units, respectively	10,213	-
Prin Lifetime 2045 R5 Fund, 68 and 3,382 units, respectively	683	29,796
Prin Lifetime 2055 R5 Fund, 335 and 210 units, respectively	3,343	1,839

	2,796,752	2,347,061

9.

TOWER FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 5 – INVESTMENTS (Continued)

Insurance Company Contract
Prin Fixed Income 401(a)/(k) Group Annuity Contract
No. GA 4-41462	$188,223	$139,964
Other Investments
Tower Financial Corporation common stock, 130,987 and 122,340 shares, respectively*	1,556,131	1,016,647

	$4,541,106	$3,503,672

*	Denotes investment that represents 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 or 2011.

The following table presents the net appreciation (including investments bought, sold and held during the year) in fair value for each of the Plan’s investment categories for the year ended December 31, 2012.

Mutual funds	$287,508
Tower Financial Corporation common stock	432,447

$719,955

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain Plan investments as of December 31, 2012 and 2011, were shares of Tower Financial Corporation common stock, shares of mutual funds issued by Principal Funds, Inc., an affiliate of Principal Trust Company (Principal) and a guaranteed investment contract issued by Principal Life Insurance Company, an affiliate of Principal Trust Company. Principal was the custodian and third-party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments. Notes receivable from participants are party-in-interest transactions. The Plan paid for professional services for the year ended December 31, 2012, totaling $35,924.

During 2012, the Plan’s shares of Tower Financial Corporation common stock increased by 8,647 at a cost ranging from $8.80 to $15.05 per share. The number of shares of Tower Financial Corporation common stock held by the Plan totaled 130,987 and 122,340 at December 31, 2012 and 2011, respectively.

NOTE 7 – PLAN AMENDMENT

The Plan was amended on January 1, 2012, to change the eligibility entry requirement to 60 days.

NOTE 8 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. There were no amounts to be allocated to these individuals at December 31, 2012 and 2011, respectively.

10.

TOWER FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 9 - TAX STATUS

The Plan has applied for a determination letter from the Internal Revenue Service based on the change from a prototype plan to a custom plan. Although the Plan has not yet received a favorable determination letter, Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

With few exceptions, the Plan is no longer subject to U.S. federal or state tax examinations by tax authorities for years before 2009.

NOTE 10 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan holds one fully benefit-responsive investment contract with the Principal Life Insurance Company (Principal). Principal maintains the contributions in the general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include plan termination, premature contract termination initiated by the employer, such as employer-level terminations without a 12-month notice to liquidate which may result in a 5% surrender charge. The contract limits the circumstances under which Principal may terminate the contract. Examples of circumstances which would allow Principal to terminate the contract include the date when both no current deposit arrangements have been made between the employer and Principal and there are no Guaranteed Interest Funds with a value greater than zero under the contract.

If one of these events were to occur, Principal could terminate the contract at amounts less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a stated rate of return by the issuer. Such interest rates are reset every January 1 and July 1. There is no minimum rate per contract. No limitations apply to employee-initiated transactions. Employer level transactions will be subject to either 12-month advance notice or a 5% surrender charge, whichever the plan sponsor chooses. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract. The resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment is positive, this indicates that the contract value is greater than the fair value.

	2012	2011

Average contract yield
Based on annualized earnings (1)	2.35%	2.70%
Based on interest rate credited to participants (2)	2.35%	2.70%

11.

TOWER FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 10 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY (Continued)

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

NOTE 11 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting guaranteed investment contracts on Form 5500 at contract value and in the accompanying statement of net assets available for benefits at fair value; reporting the liability for excess contributions and related settlement of the liability; and, classification differences.

12.

SUPPLEMENTAL SCHEDULES

13.

TOWER FINANCIAL 401(k) PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2012

Name of plan sponsor:      Tower Financial Corporation

Employer identification number:         35-2111180

Three-digit plan number:                             001

	Total That constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2001-51

$		$$143	$	$

14.

TOWER FINANCIAL 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

 Name of plan sponsor:      Tower Financial Corporation

Employer identification number:         35-2111180

Three-digit plan number:                             001

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Principal Life Insurance Company	Insurance Company General PRIN FIXED INCOME 401(A)/(K) (Group Annuity Contract No. GA 4-41462)	**	$188,223
*	Principal Management Corporation	Registered Investment Company PRINCIPAL CORE PLUS BD I R5 FUND	**	31,627
	Davis Funds	Registered Investment Company DAVIS NEW YORK VENTURE R FUND	**	261,787
	Calvert Funds	Registered Investment Company CALVERT SOC INV BOND A FUND	**	207,910
*	Principal Funds	Registered Investment Company PRIN INV LARGE CAP S&P 500 IDX R5 FUND	**	291,092
*	Principal Funds	Registered Investment Company PRIN INV LFTM STR INC R5 FUND	**	28,818
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2010 R5 FUND	**	43,870
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2020 R5 FUND	**	279,804
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2025 R5 FUND	**	4,023
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2030 R5 FUND	**	293,943
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2035 R5 FUND	**	10,213
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2040 R5 FUND	**	61,549
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2045 R5 FUND	**	683
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2050 R5 FUND	**	129,359
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2055 R5 FUND	**	3,343
*	Principal Funds	Registered Investment Company PRIN INV REAL EST SECURITIES R5 FUND	**	109,689
*	Principal Funds	Registered Investment Company PRIN INTL EMERG MKTS R5 FUND	**	152,202
	Lord Abbett	Registered Investment Company LORD ABBETT SMALL-CAP BLD P FUND	**	206,680
*	Principal Funds	Registered Investment Company PRIN INV MID CAP S&P 400 IDX R5 FUND	**	126,509
*	Principal Funds	Registered Investment Company PRIN INV MIDCAP BLEND R5 FUND	**	175,034
*	Principal Funds	Registered Investment Company PRIN INV SMALL CAP S&P 600 IDX R5 FUND	**	112,106
	American Century Investments	Registered Investment Company AM CENT INTL BOND ADV FUND	**	59,037
	The American Funds	Registered Investment Company AM FDS EUROPACIFIC GRTH R4 FUND	**	207,474
*	Tower Financial Corporation	Employer Security COMMON STOCK	**	1,556,131
*	Participant Loans	Interest rate of 5.25%	**	84,842

				$4,625,948

* - Denotes party-in-interest investment.

** - Investment is participant directed, therefore, historical cost is not required.

 15.

REQUIRED INFORMATION

Item 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of

December 31, 2012 and 2011

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2012

Notes to Financial Statements

(b)	Exhibits

16.